Rule 424(b)(2)

Registration No. 333-252342

Pricing Supplement dated April 11, 2022

(To Prospectus dated January 22, 2021 and Prospectus Supplement dated January 25, 2021)

TOYOTA MOTOR CREDIT CORPORATION

Medium-Term Notes, Series B - Fixed Rate

Capitalized terms used in this Pricing Supplement that are defined in the accompanying Prospectus Supplement shall have the meanings assigned to them in the accompanying Prospectus Supplement unless otherwise defined herein.

CUSIP: 89236TKA2

Principal Amount (in Specified Currency): $250,000,000

Issue Price: 99.869%

Trade Date: April 11, 2022

Original Issue Date: April 14, 2022

Stated Maturity Date: April 14, 2025

Interest Rate: 3.050% per annum

Interest Payment Dates: Each April 14 and October 14, beginning on October 14, 2022 and ending on the Stated Maturity Date

Net Proceeds to Issuer: $249,447,500

Sole Book-Running Manager: Mizuho Securities USA LLC (“Mizuho”)

Mizuho’s Discount or Commission: 0.090%

Mizuho’s Capacity:

    [   ] Agent

    [X] Principal

Day Count Convention:

[X] 30/360

[   ] Actual/360

[   ] Actual/Actual

Business Day Convention: Following, unadjusted

Business Days: New York

Redemption: Not Applicable

Redemption Date(s):

Notice of Redemption:

Repayment: Not Applicable

Optional Repayment Date(s):

Repayment Price:

Original Issue Discount: Not Applicable

Specified Currency: U.S. dollars

Minimum Denomination/Minimum Incremental Denomination: $10,000,000 and $10,000,000 increments thereafter. The 3.050% Medium-Term Notes, Series B, due April 14, 2025 (the “Notes”) cannot be divided into any denomination smaller than the Minimum Denomination.

If a Reopening Note, check [   ], and specify:

Initial Interest Accrual Date:

The Notes will be ready for delivery in book-entry form only through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank SA/NV and Clearstream Banking, S.A., on or about April 14, 2022.

RISK FACTORS

Your investment in the Notes involves risks. You should consult with your own financial and legal advisers as to the risks involved in an investment in the Notes and to determine whether the Notes are a suitable investment for you. The Notes may not be a suitable investment for you if you are unsophisticated about debt securities. You should carefully consider the risk factors discussed below and the risks described under “Risk Factors” starting on page S-3 of the accompanying Prospectus Supplement and in the documents incorporated by reference into the accompanying Prospectus, as well as the other information contained or incorporated by reference in this Pricing Supplement or the accompanying Prospectus or Prospectus Supplement, before making a decision to invest in the Notes.

Risks Related to the Notes

The ceiling on the number of investors may impact the liquidity of the Notes. The Notes will be issued in Minimum Denominations of $10,000,000 and integral multiples of $10,000,000 in excess thereof and, therefore, the Notes can only be held by 25 or fewer investors. This ceiling on the number of investors may impact the liquidity of the Notes. You should not assume that there will be any secondary market for the Notes or, if there is a market, that it will be liquid. In evaluating the Notes, you should assume that you will be holding the Notes until their maturity.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions of the Appointment Agreement dated April 11, 2022 and the Appointment Agreement Confirmation dated April 11, 2022 between Toyota Motor Credit Corporation (“TMCC”) and Mizuho, Mizuho, acting as principal, has agreed to purchase and TMCC has agreed to sell to Mizuho the Notes. Under the terms and conditions set forth in the Eighth Amended and Restated Distribution Agreement, dated January 25, 2021, between TMCC and BofA Securities, Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, SG Americas Securities, LLC and Toyota Financial Services Securities USA Corporation, as amended from time to time, incorporated by reference in the Appointment Agreement, Mizuho is committed to take and pay for all of the Notes offered hereby, if any are taken.

Selling Restrictions

Japan

No filing has been made or will be made pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) (the “FIEL”) because the offering of the Notes is made pursuant to the private placement exemption provided for in Article 2, paragraph 3, item 2 (ha) or Article 2, paragraph 4, item 2 (ha) of the FIEL. The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to such private placement exemption and otherwise in compliance with the FIEL and other relevant laws and regulations. As used in this paragraph, “resident of Japan” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan. The Notes will be issued in the form of a fully registered global note (the “Global Note”). The total number of beneficial interests in the Global Note are 25 or fewer and the Global Note and beneficial interests in the Global Note cannot be divided into any denomination smaller than the Minimum Denomination, which is $10,000,000.

LEGAL MATTERS

In the opinion of the General Counsel of TMCC, when the Notes offered by this Pricing Supplement and related Prospectus have been executed and issued by TMCC and authenticated by the trustee pursuant to the Indenture, dated as of August 1, 1991, between TMCC and The Bank of New York Mellon Trust Company, N.A. (“BONY”), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of October 1, 1991, among TMCC, BONY and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (“DBTCA”), as trustee, the Second Supplemental Indenture, dated as of March 31, 2004, among TMCC, BONY and DBTCA, and the Third Supplemental Indenture, dated as of March 8, 2011, among TMCC, BONY and DBTCA (collectively, and as the same may be further amended, restated or supplemented, the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of TMCC, enforceable against TMCC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated January 22, 2021 and filed as Exhibit 5.1 to TMCC’s Registration Statement on Form S-3 (File No. 333-252342) filed with the Securities and Exchange Commission on January 22, 2021.